Exhibit 3.225

CERTIFICATE OF FORMATION

OF

SUNBEAM ASSET LLC

Dated as of June 6, 2007

This Certificate of Formation for Sunbeam Asset LLC is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§18-101, et seq.).

1. The name of the limited liability company formed hereby is Sunbeam Asset LLC (the “Company”).

2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent of the Company is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Sunbeam Asset LLC as of the date first above written.

/s/ Paul Watkins
Name: Paul Watkins